SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ✓          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No   ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 13, 2004	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	The Ruth Group
ChipMOS TECHNOLOGIES (Bermuda) LTD	David Pasquale
886-6-507-7712	+646-536-7006
s.k._chen@chipmos.com.tw	dpasquale@theruthgroup.com

ChipMOS Bermuda Prices Common Stock Offering

HSINCHU, Taiwan, July 13, 2004 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda”) (Nasdaq: IMOS) announced today the pricing of the public offering of 7,000,000 common shares at $5.50 per share, with net proceeds from the offering of approximately $34.3 million. The Company has granted the underwriters a 30-day option to purchase up to 1,050,000 additional common shares to cover over-allotments, if any.

Lehman Brothers Inc. is acting as the sole bookrunner of the offering, with Thomas Weisel Partners LLC, RBC Capital Markets and WR Hambrecht + Co acting as co-managers. When available, a copy of the prospectus relating to this offering may be obtained from Lehman Brothers Inc., c/o ADP Financial Services, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, phone: 631-254-7106, fax: 631-254-7268.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS Bermuda (Nasdaq: IMOS, www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.